October 12, 2004

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549

Re: SEC Staff Comments on Boca Resorts, Inc. Annual Report on Form 10-K

Dear Mr. Webb:

An item-by-item response to the Commission staff’s comment letter dated October 6, 2004 is outlined below. For the convenience of the staff, we have recited each comment and provided the response to each comment immediately thereafter. We believe that we have fully responded to the staff’s comments and agree to reflect the responses provided below in our future filings.

Selected Financial Data, page 12

1. Please display the required balance sheet data in a more prominent position rather than after the “other data” section.

We will display the required balance sheet data before “other data” in the selected financial data table in our future filings.

Management’s Discussion and Analysis

Non-GAAP Financial Measure, page 15

2. If your Non-GAAP measure, EBITDA, is intended to be a measure of liquidity as you indicate in the first paragraph, the reconciliations on page 19 should be to Cash Flow from Operations, rather than to Net Income from Continuing Operations. Please revise accordingly. Also, revise the language on page 15 to clarify that the “extraordinary and non-recurring items” are non-cash items and are not “non-recurring, “ as both items appear in two of the last three fiscal years.

If you intend for EBITDA to be a performance measure, you should revise the language on page 15 accordingly and remove the adjustment for extraordinary and non-recurring items from your definition of EBITDA and your reconciliation to EBITDA to net income from continuing operations on page 17. Item 10(e)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual when the nature of the item is such that it is reasonably likely to recur within two years or has occurred within the prior two years.

Our Non-GAAP financial measure of EBITDA is intended to be a measure of liquidity. We will reconcile EBITDA to cash flow from operations to the extent we disclose such measure in our future periodic reports. In addition, we will revise our disclosures to indicate that “extraordinary and non-recurring items” are non-cash items and are not non-recurring.

Leisure and Recreation Revenue, page 18

3. Please enhance your discussion to quantify the impact of changes in occupancy in your portfolio of properties and changes in volume and prices of your services on revenues. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

We will supplement the disclosure of occupancy in future filings by quantifying the impact of changes in such occupancy on our resort portfolio. We will also include a discussion of changes in volume and prices of services offered by us on revenue in our future filings.

Leisure and Recreation Operating Expenses, page 18

4. Please revise to include a discussion of the factors responsible for changes in leisure and recreation operating expenses during the various periods presented in your financial statements.

We will include a discussion of the factors responsible for changes in leisure and recreation operating expenses during the periods presented in our financial statements in future filings.

5. Supplementally tell us the fact and circumstances concerning the expiration of two operating leases at country club facilities referred to on page 19. In your response, quantify the impact to your statement of operations.

In August 1993 (prior to our acquisition of the Boca Raton Resort & Club), the predecessor owners of the resort entered into agreements to lease food and beverage operations at the Deer Creek and Carolina Country Club facilities. These facilities predominantly provided our resort guests and Premier Club members golf play at alternative facilities (and were particularly important to us in 1997 when we were renovating our on-premise golf course and prior to 1997 as we had not yet acquired the off-premise Boca Country Club golf facility). Under the agreements, we were entitled to food and beverage revenue from the operation of the facilities and were obligated to pay all food and beverage direct costs, employee costs, certain maintenance costs and 50% of the following: real and personal property taxes, insurance premiums and common area maintenance costs. The leases expired in August 2003 and management has no intention of renewing such leases. Costs included in selling, general and administrative expenses associated with these leases totaled $748,000, $1.3 million and $1.2 million during the years ended June 30, 2004, 2003 and 2002, respectively.

Contractual Obligations, Capital Expenditures, page 22

6. Your disclosure of your contractual obligations and capital expenditures does not appear to comply with Item 303 (a)(5) of Regulation S-K in certain respects. Please revise to include a tabular disclosure of your contractual obligations and capital commitments in tabular format outlined in Item 303 (a)(5).

We will include a tabular disclosure of our contractual obligations and capital commitments in lieu of paragraph format in our future filings.

Quantitative and Qualitative Disclosure About Market Risk, page 23.

7. Please revise to include a discussion regarding the potential exposure to changes in interest rate risk that is expected to exist in connection with your $325 million senior credit facility. Your revised disclosure should be presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K

We will include a discussion of risks related to changes in interest rates that is expected to exist in connection with our $325 million senior credit facility in a format suggested in Item 301 (a)(1) of Regulation S-K in our future filings.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 32

8. We note the disclosure indicating “the fair value of Premier Club refundable membership fees cannot be reasonably estimated based on uncertainty of the refund date.” However, the disclosure on page 14 appears to indicate that there may be Company specific historical information concerning average expected life of the Premier Club memberships. Therefore, we do not believe that your disclosure has provided adequate justification for not providing the disclosures required by paragraph 10 of SFAS No. 107. Please revise the notes to your financial statements to include the disclosures required by paragraph 10 of SFAS No. 107.

We will include a disclosure of the fair value of Premier Club refundable membership fees in accordance with paragraph 10 of SFAS No. 107 in future filings.

Stock-Based Compensation, page 33

9. Supplementally tell us the facts and circumstances associated with the modification in terms of stock option awards. Tell us when the stock option awards were modified and how your accounting complies with SFAS No. 25 and FIN 44.

Under the provisions of our stock option plan, an optionee’s options shall expire and all rights to purchase shares pursuant thereto shall terminate immediately in the event the employment, directorship, contractor or consulting relationship between us and the optionee is terminated for any reason other than death, permanent disability or retirement. The Compensation Committee of our Board of Directors may, in its sole discretion, permit any option to remain exercisable for such period after such termination as the Committee may prescribe, but in no event after the original expiration date of the option.

In connection with the termination of five senior level employees over a two-year period, the Compensation Committee allowed such individuals to exercise their vested options anytime up to the original expiration of their options. This action created a new measurement date. Therefore, in accordance with SFAS No. 25, we measured the intrinsic value of the options and recorded compensation expense in the associated period of modification equal to the difference between the market price on the new measurement date and the exercise price of the option multiplied by the number of options covered.

Note 7. Accounts Payable and Accrued Expenses, page 37

10. Supplementally provide to us an analysis of “other accrued liabilities” and revise the notes to your consolidated financial statements to state separately amounts of “other accrued liabilities” exceeding 5% of current liabilities. Refer to Rule 5-02.20 of Regulation SX.

We will continue to set forth in our footnotes to the Consolidated Financial Statements of future filings any accrued liabilities in excess of 5% of current liabilities in accordance with Rule 5-02.20 of Regulation S-X. Other accrued liabilities (which individually are less than 5% of current liabilities) as of June 30, 2004 and 2003 consists of the following (in thousands):

	June 30, 2004	June 30, 2003
Accrued travel agent commissions	$632	$885
Accrued land lease rental payment	523	339
Accrued electric and gas costs	520	491
Accrued accounting and tax fees	413	364
Accrued annual meeting and annual report expenses	120	162
Gift certificates	323	171
Accrued legal invoices	180	300
Security deposits on villas at the Boca Resort	143	158
Accrued credit card commissions	114	117
All other accrued liabilities (individually less than $200,000)	2,721	2,443

	$5,689	$5,430

Note 15. Income Taxes, page 42

11. Supplementally provide to us further information concerning your recently adopted tax accounting policy whereby you now use revised tax lives and methods for your property and equipment “as permitted by the Internal Revenue Service in various rulings and regulations. “ In your response, tell us the lives and methods previously used and why you believe you recently adopted tax accounting policy is appropriate.

Management directed a large accounting firm to undertake a tax capital expenditure study (cost segregation study) on its behalf and, as a result, made certain changes to our tax depreciation expense policies and procedures on a retroactive basis as permitted by the Internal Revenue Service. Such changes were implemented through the filing of two Form 3115’s, Change in Accounting Method, pursuant to IRS Revenue Procedure 2002-9.

The scope of the capital expenditure study was entirely based on a study of the tax policies and procedures being employed by us to capitalize and depreciate fixed assets on an annual basis for federal income tax purposes. More specifically, the project focused on the following areas:

•	The timing and nature of the initial capitalization of fixed assets for tax purposes (bonus depreciation);

•	The proper classification and tax recovery periods of all individual fixed assets for tax purposes; and

•	The proper amount of interest capitalization under current tax law

The project primarily focused on our major capital expenditures related to the acquisition, construction and renovation of our properties. We have consistently depreciated our property and equipment for tax purposes using the Modified Accelerated Cost Recovery System.

Note 17. Segment Reporting, page 44

12. Please provide to us further details why you believe reporting the revenues and operating results of your hotels, conference facilities, golf courses, spas, marinas and private clubs in one business segment, hotel and resort real estate ownership is appropriate. In your response, tell us why you believe the operations associated with these services meet all the aggregation criteria in Paragraph 17 of SFAS 131 and should be aggregated into your hotel and resort real estate ownership segment.

For future reporting where aggregation of operating segments is appropriate, please note that the guidance in paragraph 26 of SFAS 131 requires detailed disclosure on the factors management used in identifying reportable segments, including whether operating segments have been aggregated and the basis for aggregating the operating segments

We will comply with the staff’s request to disclose in future filings the basis for aggregating the results of the resorts in one operating segment and the factors management used in identifying reportable segments as provided for in SFAS No. 131.

We are an owner and operator of five luxury resorts located in Florida with hotels, conference facilities, food and beverage outlets, retail stores, golf courses, spas, marinas and private clubs. This business is referred to as the “leisure and recreation business” in our public filings. Our resorts include the Boca Raton Resort and Club (Boca Raton), the Registry Resort at Pelican Bay (Naples), the Edgewater Beach Hotel (Naples), the Hyatt Regency Pier 66 Hotel and Marina (Fort Lauderdale) and the Radisson Bahia Mar Resort and Yachting Center (Fort Lauderdale).

Resort operating personnel report to a chief operating decision maker (an executive management group) that decides how to allocate resources and assesses the performance of the resorts. The executive management group manages, and underlying internal financial and operating reports treat, the resorts as a single operating segment that generates significant non-room revenue (such as food and beverage sales, retail sales, etc.) by predominantly leveraging off of its existing resort guests. For financial reporting purposes, individual properties included in the “leisure and recreation business” have been aggregated because of their common economic and operating characteristics as provided for in paragraph 17 of SFAS No. 131.

With respect to operating performance, each of the resorts have historically maintained similar profit margins (before amortization, depreciation, interest, taxes and corporate overhead) in the low to middle 30% range, with the exception of the Radisson Bahia Mar Resort and Edgewater Beach Hotel which are smaller properties and have experienced slightly higher profit margins due to certain scale economies. The services, production processes (where applicable), class of customer and distribution of service processes are comparable at each of our resorts and therefore the resorts have been aggregated into a single operating segment as provided for in paragraph 17 of SFAS No. 131.

Other

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our public filings, that staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or additional comments, please do not hesitate to call me at 561-447-5308 or fax me at 561-447-5313.

Very truly yours,

Wayne Moor
Senior Vice President, Treasurer and Chief Financial Officer